

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
Mr. Andrew Gaudet
Perk International Inc.
President and Chief Executive Officer
2470 East 16th Street
Brooklyn, New York 11235

> **Re:** **Perk International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 22, 2013**
> **File No. 333-189540**

Dear Mr. Gaudet:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response and revised disclosure to comment 3 of our letter dated July 19, 2013. Please further revise your disclosure throughout the prospectus to remove the "we are considered a" and "we are classified as a" language. Your disclosure should clearly indicate that Perk International is a shell company.

Prospectus Cover Page

2. You disclose that the offering will terminate "at the earlier of September 30, 2017, the date the warrants expire, or until all the warrants have been exercised." Please revise to disclose when the offering of the <u>units</u> will terminate. Please note that you may continue to update the registration statement and prospectus for the exercise of the warrants that comprise the units once the offering of the units has terminated.

3. You disclose that, "We do not expect a public market to exist for the warrants until they are exercised." Please simply state that you do not expect a public market for the warrants, as they will no longer be warrants once they are exercised.

Prospectus Summary, page 5

4. As previously requested, please balance your disclosure with a substantive discussion of the slowing growth trend within the daily deal purchase and daily deal market. Notwithstanding a revised summary, please discuss the emergence and impact of slowing growth trends within your "Description of Business" and "Management's Discussion and Analysis" sections. Refer to Item 303(a)(3)(ii) of Regulation S-K. For example, explain the significance and impact of a low barrier entry for the daily deal e-commerce business model. Your disclosure should identify and discuss the difficulties with achieving, and sustaining, profitability based on the heavily discounted business model.

5. You disclose on page 5 that, "We are not a blank check company, as defined by applicable securities laws..." Please revise this disclosure to state that this is your belief.

Summary of this Offering, page 6

6. We note your revised disclosure and available net proceeds under the preceding section "Prospectus Summary." However, please further revise this section to make clear that you must sell approximately 12 million units (or 40% of the offering) to cover the estimated offering costs.

Risk Factors, page 8

Rule 144 safe harbor is unavailable for the resale of shares issued by us unless and until we cease to be a shell company and have satisfied the requirements of Rule 144(i), page 9

7. Please revise the last paragraph of this risk factor to also disclose that shareholders who receive restricted or control securities in the future will also be subject to the resale limitations of Rule 144(i) until one year has passed since the company has exited shell company status and all the required disclosures are provided.

We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002, page 15

8. Please revise to make clear that upon effectiveness of this registration statement, certain assessments for annual reports shall begin with your fiscal year ending May 31, 2014.

Dilution, page 20

9. We note your revised disclosure in response to comment 13. It appears that you may have used gross proceeds of $30,000 instead of net proceeds of $17,500 in your calculation of pro forma net tangible book value per share of $0.000316. Please revise or advise us.

Description of Business, page 24

General, page 24

10. Please explain how you intend to target potential customers with "[G]oogle key words and similar venues."

11. Please revise to clarify your disclosure regarding the Perks Goods Return Policy. Although we note you intend to develop more complete terms, conditions and policies at a future date, please discuss the material terms that permit a refund. Also, part of your revised explanation appears relevant to an industry and product different than your intended daily deal business plan. For example, some of these references include: defective items, returned items and returned goods, return delivery, and damage or misuse of goods. You should explain how these refund policies apply to a daily deal purchase. Please advise or revise.

12. We reissue comment 20, in part, of our letter dated July 19, 2013. Provide us with copies of all reports and industry analysis upon which you rely. Please mark these sources to enable us to easily identify what material was used in the document and where it was used.

Directors, Executive Officers, Promoters and Control Persons, page 32

13. We note Mr. Gaudet currently devotes approximately 30 to 40 hours per week to the company. Please confirm whether Mr. Gaudet is currently employed elsewhere. Also, please confirm whether Mr. Golden holds any other directorships pursuant to Item 401(e)(2) of Regulation S-K.

Certain Relationship and Related Transactions, page 35

14. We issue comment 14, in part, of our letter dated July 19, 2013. Please revise the disclosure under "Certain relationships and Related Transactions" and "Recent Sales of Unregistered Securities" to disclose the price paid and consideration received by the company for the shares.

Balance Sheet, page F-3

15. We note your response to comment 26 from our letter dated July 19, 2013. On page 27 you state that you have hired a website developer to rework your initial mockups, and that once you have approved the layout of the website, the developer will begin work on creating the public-facing and back-end website platforms, etc. This implies that your website is in the early stages of development. However, we note that on page 17 you estimate development costs to be between $2,500 and $7,500, and have already capitalized $7,500 in costs. This implies that the website was complete at your balance sheet date based on estimated costs to complete the website. Please clarify if/when the layout for the website was approved and expand your disclosure to clarify how much has been incurred and how much has been capitalized, to date, as it relates to the development of your website, as well as the status of the development of your website, how close you are to completion, and how much you estimate you will need to incur to complete development.

Item 16. Exhibits, page II-2

16. Please have counsel revise the legality opinion filed as Exhibit 5.1 to clearly opine on the legality of the units. For guidance, please refer to Section II.B.1.h of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Scott Doney, Esq.
        Cane Clark LLP